EXHIBIT 99.1

CENOVUS ENERGY INC.
- and -
L.F. INVESTMENTS S.À R.L.

STANDSTILL AGREEMENT

October 24, 2020

Execution Version
STANDSTILL AGREEMENT
THIS STANDSTILL AGREEMENT is made as of October 24th, 2020 and shall be effective as of the Effective Time (as defined herein).
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada ("Cenovus")
- and -
L.F. INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg ("Shareholder")

WHEREAS Cenovus and Husky Energy Inc. ("Husky") have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the "Arrangement Agreement"), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, Cenovus and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the "Arrangement");
AND WHEREAS the Arrangement contemplates, among other things, that Cenovus will acquire all of the issued and outstanding common shares of Husky in consideration for Common Shares and Warrants, and each holder of Husky common shares will receive, for each Husky common share held, 0.7845 Common Shares and 0.0651 Warrants;
AND WHEREAS on the Effective Date, Cenovus shall issue, pursuant to the Arrangement, Common Shares and Warrants to Shareholder in consideration for the common shares of Husky held by the Shareholder at the Effective Time;
AND WHEREAS in connection with the proposed issuance of Common Shares and Warrants to Shareholder pursuant to the Arrangement, the Parties wish to enter into this Agreement to provide for certain matters relating to the relationship between Cenovus and Shareholder, as a shareholder of Cenovus commencing at, and following, the Effective Time;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1          Definitions
In this Agreement:
(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that Shareholder is not an Affiliate of Cenovus or any of its Subsidiaries and vice versa;

(b)	"Agreement" means this standstill agreement, as amended, restated or modified from time to time;
(c)	"Applicable Canadian Securities Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(d)	"Applicable Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(e)	"Applicable Securities Laws" means, collectively, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
(f)	"Applicable U.S. Securities Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(g)	"Appointment Deadline" means the date that is ten (10) Business Days after receipt or deemed receipt by Cenovus of a notice under Section 2.1(a);
(h)	"Arrangement" has the meaning ascribed thereto in the recitals;
(i)	"Arrangement Agreement" has the meaning ascribed thereto in the recitals;
(j)	"Arrangement Designees" means:
(i)
as of the Effective Date, the four directors of the Board as determined by Husky prior to the Effective Date, who shall include one independent (as determined under Applicable Securities Laws) director;

(ii)	at any time after the Effective Date:
(A)	each of the individuals described in clause (i) insofar as he or she continues to be a Board member, or the Successor Designee of such individual; and
(B)	any additional Qualified Individual nominated and appointed to the Board pursuant to Section 2.1(b);
(k)	"Cenovus Shareholders" means, collectively, the holders of Common Shares;

(l)	"Board of Directors" or "Board" means the board of directors of Cenovus;
(m)	"Board Size" means the then-current number of directors of Cenovus plus any unfilled vacancies at such time;
(n)
"Business Day" means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(o)	"Canadian" has the meaning ascribed thereto in the Investment Canada Act;
(p)	"CBCA" means the Canada Business Corporations Act and the regulations thereunder, as amended, restated or modified from time to time;
(q)	"Change of Control Transaction" has the meaning ascribed thereto in Section 3.4;
(r)
"Combination Transaction" means any take-over bid for the voting or equity securities of Cenovus or any acquisition of all or substantially all of the assets of Cenovus and its Subsidiaries on a consolidated basis, or any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus;

(s)
"Common Shares" means the common shares in the capital of Cenovus and includes any shares of Cenovus into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(t)	"Continuing Designees" has the meaning ascribed thereto in Section 2.1;
(u)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(v)	"Designated Number" means:
(i)	prior to the close of the Initial AGM, four (4); and
(ii)	following the close of the Initial AGM, the Proportionate Director Number:
(w)	"Effective Date" shall have the meaning ascribed thereto in the Plan of Arrangement;
(x)	"Effective Time" shall have the meaning ascribed thereto in the Plan of Arrangement;

(y)
"Excess Shares" means, at the applicable time, such number of Common Shares as is equal to the amount by which (i) the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates exceeds (ii) the number (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) determined by multiplying the number of then-outstanding Common Shares by 0.199;

(z)	"Governmental Authority" shall have the meaning ascribed thereto in the Plan of Arrangement;
(aa)	"Initial AGM" means the first annual meeting of Cenovus Shareholders following the Effective Date at which members of the Board are elected.
(bb)	"Investment Canada Act" has the meaning ascribed thereto in the Arrangement Agreement;
(cc)
"Other Standstill Agreement" means the standstill agreement dated as of the Effective Date between Cenovus and Other Standstill Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "K" thereto;

(dd)	"Other Standstill Shareholder" means Hutchison Whampoa Europe Investments S.à r.l.;
(ee)	"Parties" means, Cenovus, Shareholder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;
(ff)
"Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity however designated or constituted;

(gg)	"Plan of Arrangement" has the meaning ascribed thereto in the Arrangement Agreement;
(hh)	"Pre-Arrangement Matter" means a Combination Transaction recommended by the Board prior to the Effective Time;
(ii)
"Pre-Emptive Rights Agreement" means the pre-emptive rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "I" thereto;

(jj)	"Proportionate Director Number" means the whole number determined by:
(i)
multiplying the Board Size by a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned or, controlled or directed, by the Standstill Shareholders and their respective Affiliates at such time (as reported in the System for Electronic Disclosure by Insiders (SEDI) of the Canadian Securities Administrators) and the denominator of which is the total number of then-outstanding Common Shares; and

(ii)	rounding the number determined in clause (i) up or down to the nearest whole number (with a fractional number equal to an exact multiple of 0.5 rounded up);
(kk)
"Qualified Individual" means an individual who is: (i) reasonably acceptable to the Nominating and Corporate Governance Committee (or its successor committee) of the Board (it being understood that an individual who is not prohibited from acting as director pursuant to the CBCA, Applicable Securities Laws and the rules of any recognized stock exchange on which the Common Shares are listed for trading shall be deemed to be reasonably acceptable); (ii) in the event that less than one-quarter of the Continuing Designees are Canadian (including any other individual who is a Qualified Individual), a Canadian; and (iii) in the event that the Designated Number equals or exceeds four (4) and none of the Continuing Designees is an independent (as determined under Applicable Securities Laws) director, an independent (as determined under Applicable Securities Laws) director;

(ll)
"Registration Rights Agreement" means the registration rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "J" thereto;

(mm)
"Representatives" means, with respect to any Person, any of such Person's directors, officers, related parties, employees, consultants, advisers, agents or other Person acting on behalf of the first Person;

(nn)
"Shareholder Pro Rata Excess Shares" means such number of Common Shares as is equal to the product (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) of (i) the number of Excess Shares; multiplied by (ii) a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by Shareholder and its Affiliates at such time and the denominator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates;

(oo)
"Standstill Shareholders" means Shareholder, Other Standstill Shareholder and any Affiliate of Shareholder or Other Standstill Shareholder who becomes, and is required to become, a party to this Agreement (in the case of Shareholder) or the Other Standstill Agreement (in the case of Other Standstill Shareholder), as applicable,  in either case after the date hereof as a result of a permitted Transfer of Common Shares to such Affiliate pursuant to Section 3.3 (in the case of the Shareholder) or a result of a permitted Transfer of Common Shares to such Affiliate pursuant to section 3.3 of the Other Standstill Agreement (in the case of Other Standstill Shareholder), and "Standstill Shareholder" means any one of them;

(pp)	"Subsidiary" means a Person that is Controlled by another Person;
(qq)
"Successor Designee" means, at any time, with respect to any individual who was an Arrangement Designee prior to such time but ceases for any reason to be a Board member, the Qualified Individual nominated and appointed to the Board in accordance with Section 2.1 in replacement of such individual;

(rr)	"Transfer" includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of Common Shares includes a transaction (other than a Change of Control Transaction) involving the Transfer of the ownership interests in Shareholder or an Affiliate of Shareholder which holds any legal title or beneficial ownership in Common Shares which is designed to otherwise circumvent the restrictions contained in Section 3.2; and the words "Transferred", "Transferring" and similar words have corresponding meanings; and

(ss)
"Warrants" means the common share purchase warrants of Cenovus issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2          Headings for Reference Only
The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3          Construction and Interpretation
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Standstill Shareholders and Standstill Shareholder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.
A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

The term "then-outstanding Common Shares" shall mean:
(a)	other than as set out in (b)-(d) below, the actual number of outstanding Common Shares at any such time;
(b)
when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(a), the actual number of outstanding Common Shares as at the record date for voting at the applicable meeting of Cenovus Shareholders;

(c)
when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(b), the actual number of outstanding Common Shares as at the third (3rd) Business Day prior to the deadline for deposit or tender; and

(d)
for the purposes of Section 3.2, the actual number of outstanding Common Shares at any such time, provided that, notwithstanding the foregoing, Shareholder shall be entitled to rely upon information most recently disclosed publicly by Cenovus in a news release or in accordance with section 5.4 of National Instrument 51-102 – Continuous Disclosure Obligations, whichever contains the most recent relevant information.

1.4          Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.
1.5          Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.
1.6          Certification of Outstanding Common Shares
As requested by Shareholder from time to time, Cenovus shall promptly provide (or cause its transfer agent and/or registrar to provide) to Shareholder a certificate setting out the number of outstanding Common Shares as at the nearest practicable date to the date of delivery of such certificate.
ARTICLE 2
VOTING OF SHARES
2.1          Board Composition
If, at any time after the Effective Time the number of Arrangement Designees is less than the then applicable Designated Number, including as a result of any Arrangement Designee ceasing for any reason to be a director of Cenovus:
(a)
the remaining Arrangement Designees (the "Continuing Designees") may nominate, by written notice to Cenovus signed by each such Continuing Designee, a Qualified Individual for appointment to the Board; and

(b)	Cenovus may, but shall not be obligated to, cause such Qualified Individual to be appointed to the Board on or before the Appointment Deadline.

If a Qualified Individual duly nominated in accordance with clause (a) above is not appointed to the Board on or before the applicable Appointment Deadline, this Agreement shall terminate in accordance with Section 5.5(e).
2.2          Voting of Common Shares – Director Elections
Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:
(a)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in favour of; or
(b)	abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in respect of;
the election, as directors of Cenovus, of all nominees of the Board or Cenovus management at any annual or other meeting of Cenovus Shareholders at which members of the Board are proposed to be elected (and, for greater certainty, not withhold any vote in respect of, or vote against, any of the foregoing); and
(c)	without limiting the foregoing:
(i)
not knowingly take any action that is adverse to the nomination, appointment or election of any Board-supported nominee or Board-proposed nominee to the Board, including by voting for the nomination, appointment or election of another individual as a director of Cenovus instead of such Board-supported nominees or Board-proposed nominees; and

(ii)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, against any such matter or proposal.
No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which members of the Board are proposed to be elected, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:
(a)
deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.2, and all such proxy or proxies described above in this Section 2.2 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(b)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.
2.3          Voting of Common Shares – Certain Transactions
Other than in respect of a Pre-Arrangement Matter, Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:
(a)
vote or cause to be voted all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in accordance with the Board's recommendation in respect of any Combination Transaction (whether for or against) (and, for greater certainty, not abstain from voting such Excess Shares in accordance with the Board's recommendation in respect of any Combination Transaction); and

(b)
deposit or tender, or not deposit or tender, all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, to or under any Combination Transaction, in accordance with the Board's recommendation in respect of the Combination Transaction.

No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which a Combination Transaction is proposed to be considered, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:
(x)
deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.3, and all such proxy or proxies described above in this Section 2.3 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(y)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.
The Excess Shares beneficially owned by Shareholder or any of its Affiliates, or over which Shareholder or any of its Affiliates has control or direction, shall be equal to the Shareholder Pro Rata Excess Shares; provided, however, that Shareholder shall be deemed to have complied with this Section 2.3 so long as the aggregate number of Common Shares voted, caused to be voted, deposited, tendered, or not deposited or tendered by the Standstill Shareholders and their respective Affiliates, as applicable, in accordance with this Section 2.3 and section 2.3 of the Other Standstill Agreement is not less than the aggregate number of Excess Shares.
For greater certainty, and notwithstanding anything else in this Agreement, other than as required in clause (x) and (y) above or in Section 2.2(a) and (b), Shareholder and its Affiliates shall be entitled to vote, and otherwise deal with, all Common Shares that are not Excess Shares at their discretion on all voting matters (or tendering or not tendering, as the case may be).
ARTICLE 3
RESTRICTIONS ON SHAREHOLDER ACTIONS AND SHARE TRANSFERS
3.1          Prohibited Activities
Other than as permitted under Section 2.3 or Section 3.2, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), neither Shareholder nor any of its Affiliates, nor any of their respective Representatives acting on behalf of Shareholder or any of its Affiliates, will, directly or indirectly, do any of the following or cause such to occur from the Effective Time:
(a)	acquire, agree to acquire or make any proposal or offer to acquire any:
(i)	voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants);

(ii)	securities convertible into, or exercisable or exchangeable for, voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants); or
(iii)	assets of Cenovus or any of its Subsidiaries;
except: (A) pursuant to a stock dividend or dividend-in-kind paid by Cenovus to all holders of Common Shares, including pursuant to any dividend reinvestment plan of Cenovus, (B) pursuant to an exercise of Warrants or pre-emptive rights in accordance with the Pre-Emptive Rights Agreement, or (C) pursuant to a Transfer permitted under Section 3.3 or Section 3.4;
(b)
engage in any discussion or negotiations, conclude any understanding or enter into (or propose or offer to enter into), directly or indirectly, any agreement with respect to any Combination Transaction;

(c)
engage in, participate in, or in any way knowingly initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any "solicitation" (as such term is defined in the CBCA) of proxies or consents, with respect to the voting of any securities of Cenovus, or knowingly initiate, propose or otherwise "solicit" (as such term is defined in the CBCA) securityholders of Cenovus to vote any securities of Cenovus on any matter;

(d)
except as required by and in accordance with Section 2.2 and 2.3, grant any power of attorney over any securities of Cenovus, or deposit any securities of Cenovus in any voting agreement, voting trust, voting pool or similar arrangement or subject any securities of Cenovus to any arrangement or agreement with respect to the voting of any such securities, or grant any proxy with respect to any securities of Cenovus (other than to the named Cenovus management proxies);

(e)	seek, alone or in concert with others, to requisition or call a meeting of shareholders of Cenovus;
(f)	submit any shareholder proposal pursuant to sections 103(5) or 137 of the CBCA;
(g)
seek or cause any Person or Governmental Authority to issue a cease trade order in respect of, or otherwise interfere with the operation of, any shareholder rights plan or similar arrangement of Cenovus;

(h)
other than as required by Applicable Law or the rules of the Toronto Stock Exchange or New York Stock Exchange, publicly disclose any plan, intention or proposal with respect to any of the foregoing; or

(i)
enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, induce, assist (including providing financial assistance) or encourage any Person to take any of the actions prohibited by clauses (a)-(h).

The restrictions in this Section 3.1 shall cease to apply on the earlier of: (i) the execution and delivery by Cenovus of a definitive agreement to implement a transaction or series of transactions pursuant to which a Person agrees to acquire beneficial ownership of, or control or direction over, more than 50% of the outstanding voting securities of Cenovus (measured on a fully-diluted basis) or a majority of the consolidated assets of Cenovus and its Subsidiaries; (ii) a Person or group of related Persons acting jointly or in concert acquire beneficial ownership of, or control or direction over, at least 20% of the outstanding voting securities of Cenovus; and (iii) a Person or group of related Persons acting jointly or in concert publicly commence a formal take-over bid for more than 20% of the outstanding voting securities of Cenovus.
Nothing in this Agreement prohibits Shareholder, any Affiliate of Shareholder or any Representative of Shareholder or any of its Affiliates from making a private proposal to, or corresponding and engaging in private discussions or negotiations with, Cenovus executive management or Board members, or with Other Standstill Shareholder or its Affiliates and their respective Representatives, regarding any of the matters described in this Section 3.1.
3.2          Restrictions on Transfers of Shares
Except as set out under Section 2.3, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), the Shareholder shall not, and shall cause its Affiliates and their respective Representatives acting on behalf of Shareholder or any of its Affiliates, to not, directly or indirectly:
(a)
for the period ending at 11:59 p.m. (Calgary time) on the date that is 18 months following the Effective Date, Transfer or cause the Transfer of any Common Shares, except: (i) pursuant to a Combination Transaction that has been approved by the Board or recommended by the Board for approval by the shareholders of Cenovus; (ii) as contemplated under Section 3.3; or (iii) as contemplated under Section 3.4;

(b)
Transfer or cause the Transfer, either alone or in the aggregate with its Affiliates, Other Standstill Shareholder and Other Standstill Shareholder's Affiliates, and whether in a single transaction or a series of related transactions, any Common Shares or Warrants that would, to the knowledge of Shareholder (after reasonable inquiry), result in such Person, together with any Persons acting jointly or in concert with such Person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Common Shares (including, for certainty, those Common Shares and Warrants proposed to be Transferred) and assuming for this purpose the full exercise of all Warrants that would, after the proposed Transfer, be beneficially owned or controlled or directed by such Person and any Person acting jointly or in concert therewith; provided that the foregoing shall not apply to:

(i)	Transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the Registration Rights Agreement);
(ii)
Transfers effected as a result of the consummation of a Combination Transaction which has been approved by a resolution of Cenovus Shareholders, or made to an offeror in relation to a take-over bid where the offeror pursuant to such take-over bid is proposing to acquire such Common Shares from Shareholder, Other Standstill Shareholder or both in connection with an identical offer made to all holders of Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions); or

(iii)	Transfers made to an Affiliate in accordance with Section 3.3.
If Shareholder or any of its Affiliates or any Representative acting on behalf of Shareholder or any of its Affiliates, proposes to Transfer or cause the Transfer of any Common Shares or Warrants in circumstances as described in Section 3.2(b) except that the reference therein to "20%" is instead read as a reference to "10%", then Shareholder shall give Cenovus advance written notice of the proposed Transfer and, if reasonably practicable, consult with Cenovus with respect to such Transfer, not less than 24 hours prior to the earlier of (i) entering into any agreement or binding obligation in respect thereof or (ii) effecting such

Transfer, and shall, unless otherwise prohibited by confidentiality or similar restrictions (in respect of which Shareholder has used its commercially reasonable efforts to seek a waiver or consent thereof), provide Cenovus with the identity of the proposed transferee and the terms on which the Transfer is proposed to be completed.
3.3          Transfers to Affiliates
Notwithstanding Section 3.2, Shareholder may Transfer all or any portion of the Common Shares or Warrants legally or beneficially owned by Shareholder to an Affiliate of Shareholder, provided that such Affiliate agrees to be bound by and become a Party to this Agreement as a "Shareholder" (and Shareholder agrees to cause such Affiliate to become a party hereto) and, concurrent with the completion of such Transfer shall validly execute and deliver a joinder or similar document in order to effect the foregoing.  Shareholder, or its Affiliate, shall promptly (and in any event within two (2) Business Days) notify Cenovus if it engages in any of the transactions referred to in this Section 3.3.
3.4          Transfers in Change of Control Transaction
Notwithstanding anything in Section 3.2 or elsewhere in this Agreement to the contrary, any transaction in which a Person or group of Persons acting jointly or in concert acquires, directly or indirectly, including by merger, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least a majority of the equity of Shareholder (each, a "Change of Control Transaction") shall be a permitted Transfer for all purposes under this Agreement and shall not be deemed to violate this Agreement in any manner whatsoever.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1          Representations and Warranties of Cenovus
Cenovus represents and warrants to Shareholder that:
(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)
all necessary action has been taken by or on behalf of Cenovus to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by Cenovus and constitutes a valid and legally binding obligation of Cenovus, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)
neither the entering into nor the delivery of this Agreement by Cenovus nor the performance by Cenovus of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of the articles or by-laws or other constating documents of Cenovus;
(ii)	any of the resolutions of the Board or the shareholders of Cenovus;

(iii)	any agreement or other instrument to which Cenovus is a party or by which it is bound; or
(iv)	any Applicable Laws.
4.2          Representations and Warranties of Shareholder
Shareholder represents and warrants to Cenovus that:
(a)	as of the date hereof, it does not beneficially own, or control or direct, any Common Shares;
(b)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(c)
all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(d)
neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable;
(ii)	any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable;
(iii)	any agreement or other instrument to which it is a party or by which it is bound; or
(iv)	any Applicable Laws.
ARTICLE 5
GENERAL PROVISIONS
5.1          Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.2          Assignment
This Agreement may not be assigned by Shareholder without the prior written consent of Cenovus; provided, however, this Agreement may, following prior written notice to Cenovus, be assigned by Shareholder to any Person who is a permitted transferee of Common Shares pursuant to the terms of this Agreement and Shareholder will be fully released from its obligations under this Agreement if, following such Transfer, Shareholder no longer beneficially owns, or exercises control or direction over, any Common Shares. Upon any permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto as " Shareholder". For the avoidance of doubt, nothing in this Section 5.2 shall in any way restrict or limit any Transfer otherwise permitted pursuant to Sections 3.2(b), 3.3 or 3.4.
5.3          Remedies and Breaches
(a)
Each of Shareholder and Cenovus acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that Shareholder and Cenovus shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.

(b)
Each of Shareholder and Cenovus acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates' Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates' Representatives of the terms of this Agreement and shall cause them to comply with them.

5.4          All Securities Subject to this Agreement
Each of the Parties will be bound by the terms, rights, obligations and restrictions of this Agreement with respect to all Common Shares held or beneficially owned, or over which control or direction is exercised (including any Common Shares acquired by Shareholder or its Affiliates after the date hereof as permitted hereby), until this Agreement is terminated as set forth below in Section 5.5.
5.5          Term and Termination
This Agreement will continue in force until the earliest of the following to occur after the Effective Date:
(a)	upon the termination of the Arrangement Agreement, other than as a result of the completion of the Arrangement;
(b)	11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date;
(c)	the date on which this Agreement or the Other Standstill Agreement is terminated by the written agreement of the Parties;

(d)
provided that Shareholder has complied with Section 3.2 of this Agreement and Other Standstill Shareholder has complied with section 3.2 of the Other Standstill Agreement, the date on which the Standstill Shareholders, together with their respective Affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10% of the then-outstanding Common Shares; and

(e)	any Qualified Individual duly nominated in accordance with Section 2.1(a) is not appointed to the Board on or before the applicable Appointment Deadline, except that (i) the provisions of this Article 5 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.
Shareholder further acknowledges and agrees that the Registration Rights Agreement and the Pre-Emptive Rights Agreement shall each terminate concurrently with the termination of this Agreement, notwithstanding any provision therein to the contrary.
5.6          Notices
All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for Shareholder or Cenovus, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.
Notices shall be provided:
(a)	if to Shareholder:
L.F. Investments S.à r.l.
9-11 Grand Rue
L-1661 Luxembourg
Grand Duchy of Luxembourg

Attention:  [Notice Information Redacted.]

with a copy to (which shall not constitute notice):
Marvin Yontef, Esq.
E-mail:          myontef@outlook.com

(b)	if to Cenovus:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:   [Notice Information Redacted.]
E-mail:          [Email Address Redacted.]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:   John Piasta
E-mail:          piastaj@bennettjones.com

5.7          Third Party Beneficiaries
Except in relation to the transferees and assignees contemplated in Section 3.3 and Section 5.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.
5.8          Costs
All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.
5.9          Governing Law and Attornment
The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.  Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta.  Each Party hereby attorns to and accepts the jurisdiction of such courts.
5.10        Waivers
No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
5.11        Time of Essence
Time is of the essence in respect of this Agreement.
5.12        Entire Agreement
This Agreement, the Pre-Emptive Rights Agreement and the Registration Rights Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and cancel and supersede any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement the Pre-Emptive Rights Agreement and the Registration Rights Agreement.
5.13        Enurement
This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.
5.14        Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
5.15        Facsimile Execution
Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Standstill Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:	(signed) "Alex J. Pourbaix"
Name: Alex J. Pourbaix Title: President & Chief Executive Officer

By:	(signed) "Jonathan M. McKenzie"
Name: Jonathan M. McKenzie Title: Executive Vice-President & Chief Financial Officer
L.F. INVESTMENTS S.À R.L.

By:	(signed) "Richard Chan"
Name: Richard Chan Title: Director